Blacksands Petroleum Inc.
401 Bay Street, Suite 2700, PO Box 152
Toronto, Ontario Canada M5H 2Y4
Tel: +1 (416) 359 7805
Fax: +1 (416) 359 7801
E-mail: pparisotto@coniston.ca
Website: www.blacksandspetroleum.com

May 2, 2008

Mr. James Giugliano

Staff Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-7010

By Fax:	202-772-9368

Original follows by mail

Dear Mr. Giugliano:

Re:	Blacksands Petroleum, Inc.
Form 10-KSB for Fiscal Year Ended October 31, 2007, Filed January 29, 2008
Form 10-Q for Quarterly Period Ended January 31, 2008, Filed March 24, 2008
File No. 000-51427

Further to our letters of April 7, 2008 and Apr 18, 2008, we are writing to indicate that we will require a further extension to fully respond to your comment letter of April 4, 2008.

We are consulting with our auditors and our independent accountant to ensure the completeness of our responses to your comments, and will only now be able to complete this consultant work now that the Canadian personal tax return filing deadline (April 30, 2008) has passed.

We propose to provide you with our full response to your comment letter no later than May 15, 2008.

Yours truly,

/s/ Paul A. Parisotto

Paul A. Parisotto

President & Chief Executive Officer